UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

Date: September 26, 2025

Commission File Number: 333-286828

SES

(Translation of registrant’s name into English)

Château de Betzdorf

L-6815 Betzdorf

Grand Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Explanatory Note

On September 26, 2025, SES (the “Company”) issued a press release announcing an interim dividend to be paid in October 2025. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated by reference herein.

On September 26, 2025, the Company issued a press release announcing the appointment of Joseph Cohen to the Company’s Board of Directors and the departure of Kaj-Erik Relander from the Company’s Board of Directors. A copy of the press release is furnished as Exhibit 99.2 to this Report on Form 6-K and incorporated by reference herein.

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release, dated September 26, 2025

99.2	Press release, dated September 26, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SES

(registrant)

Date: September 26, 2025	By:	/s/ Aaron Shourie
	Name:	Aaron Shourie
	Title:	Chief Legal Officer